STATE OF ALASKA
DEPARTMENT OF NATURAL RESOURCES
MENTAL HEALTH TRUST LAND OFFICE
550 West 7th Avenue, Suite 1430
Anchorage, Alaska 99501

UPLAND MINING LEASE

MHT NO. 9400216

THIS UPLAND MINING LEASE (defined below as **"Lease"**) is made by and between: (1) the Alaska Mental Health Trust Authority (**"Trust Authority"**), a public corporation within the Alaska Department of Revenue (AS 47.30.011 et seq.), acting by and through the State of Alaska, Department of Natural Resources, Mental Health Trust Land Office (**"TLO"**), pursuant to AS 37.14.009(a)(2) and AS 38.05.801 (the Trust Authority and the TLO are collectively the **Lessor** and referred to herein as the **"TLO"**), and (2) Teryl Resources Corporation, the **Lessee**, a Canadian corporation whose address is 1103-11871 Horseshoe Way, Richmond , British Columbia V7A5H5, referred to herein as **"Teryl"**. This Lease is effective as of JULY 15, 2003 (defined below as the **"Effective Date"**).

This Lease includes this Preamble, the following Recital and Definitions, Numbered Paragraphs 1 through 25, Attachments A, B, and C hereto, and Schedules 1 through 3 attached hereto.

RECITAL

The TLO has determined that it is in the best interests of the beneficiaries of the Alaska Mental Health Trust to lease to Teryl pursuant to this Lease the lands described in **Attachment A** hereto (defined below as the **"Leased Area"**), and Teryl desires to lease the Leased Area from the TLO pursuant to this Lease.

DEFINITIONS

As used in this Lease, the following terms have the following meanings:

"Affiliate" means any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or is under common Control with another person, partnership, limited liability company, joint venture, corporation, or other form of enterprise.

"Commercial Production" means the production of Minerals for sale from the Leased Area for at least ninety (90) consecutive days during any three (3) year period in quantities sufficient to yield a return in excess of operating costs, even though capital costs already incurred may never be repaid and the undertaking considered as a whole may ultimately result in a loss.

"Control" used as a verb means as follows: when used with respect to an entity, the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests, (ii) the right to appoint managers, directors or corporate management, (iii) contract, (iv) operating agreement, (v) voting trust, or otherwise; when used with respect to a person, the actual or legal ability to control the actions of another, through family relationship, agency, contract, or otherwise. **"Control"** used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

"Effective Date" means JULY 15, 2003

"Force Majeure" means any cause beyond Teryl's reasonable control, including but not necessarily limited to the following: acts of God (e.g., earthquake, fire, flood, volcanic eruption); unusually severe weather; acts of war, insurrection, riots or terrorism; strikes, lockouts, or other labor disputes; inability to obtain necessary labor or materials or to obtain necessary permits, approvals, or consents; damage to, destruction of, or unavoidable shutdown of necessary facilities or equipment; acts or failures to act on the part of federal, state, or local governmental authorities (including courts).

"Information" means all factual non-interpretive geological, geochemical, and geophysical data and information, including but not limited to maps, drill logs, sample logs, assay results, etc.

"Lease" means this Upland Mining Lease between the TLO and Teryl, including Attachments A, B, and C hereto and Schedules 1 through 3 attached hereto.

"Lease Year" means the period commencing on JULY 15 and ending on the following JULY 14.

"Leased Area" means the lands described in Attachment A hereto, as modified from time to time pursuant to this Lease.

"Materials" means all rock, stone, gravel, sand, and other similar materials but excluding Minerals.

"Minerals" means all locatable minerals subject to 11 AAC 99.100.

"Net Smelter Returns" means, for any particular calendar month, the sum of the following:

(1) In the case of gold produced, saved, and removed from the Leased Area and processed by and sold to a refinery during said calendar month, the amount actually received by Teryl from the refinery in connection with such sales, less Allowable Deductions (as defined below) directly attributable to said gold;

(2) In the case of gold produced, saved, and removed from the Leased Area and processed by a refinery and delivered or credited to Teryl in kind, an amount equal to the product of the number of ounces delivered or credited to Teryl by the refinery during said calendar month times the Price of Gold during said calendar month (which amount shall be deemed to have been received by Teryl during said calendar month), less Allowable Deductions (as defined below) directly attributable to said gold;

(3) In all other cases, the amount actually received by Teryl during said calendar month from the purchaser of Minerals, ores, or products containing Minerals produced, saved, and removed from the Leased Area f.o.b. the smelter or other processing plant producing the same (or, in the case of Minerals, ores, or products containing Minerals produced, saved, and removed from the Leased Area and delivered or credited to Teryl in kind during said calendar month f.o.b. the smelter or other processing plant producing the same, the amount deemed to be received by Teryl during said calendar month calculated using the monthly average of the COMEX price for the relevant Mineral or (if such price is unavailable) the monthly average of another published price for the relevant Mineral that is generally used and accepted by the industry), less Allowable Deductions (as defined below) directly attributable to said Minerals, ores, or products containing Minerals.

As used herein, the term "Allowable Deductions" means the sum of the following, to the extent borne or to be borne by Teryl in connection with Minerals produced, saved, and removed from the Leased Area:

(i) Cost of transporting Minerals (or ores or products containing Minerals) from the Leased Area to the site of any refinery, smelter, or other processing processing plant and to the place of sale; and

(ii) Cost (including but not limited to metal losses, penalties for impurities, charges or deductions for assaying, and umpire costs) of all refining, smelting, and other processing or treatment performed away from the Leased Area and prior to sale; provided, however, in the case of leaching operations, all processing and recovery costs incurred by Teryl beyond the point at which the metal being treated is in solution shall be considered as treatment charges (it being agreed and understood, however, that such processing and recovery costs shall not include the cost of mining, crushing, dump preparation, distribution of leach solutions or other mining and preparation costs up to the point at which the metal goes into solution);

(iii) Costs of insurance and storage away from the Leased Area;

(iv) Production taxes, severance taxes, and sales, privilege and other taxes measured by production or the value of production, including but not necessarily limited to the Alaska Mining License Tax collected under AS 43.65.

If Minerals (or ores or products containing Minerals) are deemed to have been sold, Allowable Deductions shall include amounts representing the items enumerated above to the extent that they would have been borne by Teryl had the Minerals (or ores or products containing Minerals) actually been sold.

"Plan of Operations" means a plan of operations submitted to and approved by the TLO pursuant to Paragragh 11 of this Lease. AAC 86.800.

"Price of Gold" means the average, for the particular calendar month for which net smelter returns are being calculated, of the daily London Bullion Market Association P. M. Gold Fixing (or if such price is unavailable, the daily COMEX spot price for gold (or if such price is unavailable, another published price for gold that is generally used and accepted by the industry)), as established from time to time during said calendar month.

"Reclamation Plan" means a reclamation plan submitted to and approved by the Commissioner of the Alaska Department of Natural Resources pursuant to, in accordance with, and to the extent required by AS 27.19.010-27.19.100 and 11 AAC 97.

"State Mining Claim" means a mining claim, a leasehold location, or a mining lease initiated or granted under AS 38.05.195, AS 38.05.205, or AS 38.05.275.

"Support Lands" (N/A)

"Surface-Disturbing Activity" means an activity for which a miscellaneous land use permit must be obtained under 11 AAC 96 before conducting such activity on a State Mining Claim not covered by a plan of operations approved under 11 AAC 86.800.

"Trading Activities" means forward sales, future trading or commodity options trading, and other price hedging, price protection, gold and silver loans, financing, and speculative arrangements which may involve the possible delivery of Minerals produced from the Leased Area but do not result in the actual sale and delivery of Minerals produced from the Leased Area.

"Work Expenditures" means all costs incurred by Teryl in good faith in connection with the exploration for or development of Minerals situated on, in, or under the Leased Area (including but not limited to employee wages and benefits (but not including the direct cost of employee relocation expenses or hiring bonuses) while so engaged). If costs are incurred by Teryl in good faith in connection with not only the exploration for or development of Minerals situated on, in, or under the Leased Area but also the exploration for or development of Minerals situated on, in, or under other lands, only that portion of said costs as is fairly allocable to the Leased Area shall count as Work Expenditures.

AGREEMENT

1. **Grant of Lease.**

   a) Subject to the royalty reserved under Paragraph 7 hereof and to the other provisions of this Lease, the TLO hereby grants to Teryl the following rights, to have and to hold for the term set out in Paragraph 5 hereof:

      i) the exclusive right to explore for, mine, remove, and dispose of all Minerals situated on, in, or under the Leased Area, together with any and all rights appurtenant thereto including but not necessarily limited to water rights and express and implied access rights; and

      ii) the right to extract and use Materials situated on, in, or under the Leased Area in connection with the foregoing; and

      iii) the right to conduct reclamation on, in, and under the Leased Area.

   b) Subject to the other provisions of this Lease (including but not limited to Paragraphs 10 and 11 hereof), Teryl may mine and remove Minerals by any method consistent with good mining practice, including but not limited to underground, surface, or in situ mining. The rights granted to Teryl by this Lease shall be exercised in a manner that will not unreasonably interfere with the reserved rights of the TLO or of its permittees, lessees, or grantees.

   c) If a survey of the Leased Area is performed subsequent to the Effective Date, then upon completion thereof the legal description set out in Attachment A will be modified as necessary to conform the Leased Area to the survey.

   d) If the TLO's ownership of the Minerals within the Leased Area is less than the entire and undivided interest, then (i) the grant under this Lease is effective only as to the TLO's interest in the Minerals within the Leased Area, (ii) the advance royalties due under this Lease shall be paid to the TLO in the proportion that the TLO's interest bears to the entire undivided interest, and (iii) the production royalty due under this Lease shall be due only on that portion of the Minerals extracted from the Leased Area that is attributable to the interest of the TLO in the Leased Area.

2. **Surface Lease or Purchase for Support Facilities.**
   (N/A)

3. **Area of Interest.**
   (N/A)

4. Reserved Rights.

a) The TLO, for itself and others, reserves all rights not expressly granted to Teryl by this Lease. These reserved rights include the following:

i) the right to explore for, remove, and dispose of from the Leased Area all resources other than Minerals;

ii) the right to establish or grant easements and rights-of-way upon, in, across, or through the Leased Area for any lawful purpose, including roads, railroads, well sites, pipelines, utility lines, drill holes, shafts, and tunnels necessary or convenient for the working of the Leased Area for resources other than Minerals, or necessary or convenient for access to or the working of other land for any useful purpose;

iii) the right to manage and to convey to third parties by grant, lease, permit, or otherwise, any and all interests in the Leased Area other than those granted by this Lease, provided that any such conveyance to a third party shall be made subject to Teryl's rights under this Lease.

b) The rights reserved pursuant to **Paragraph 4(a)** hereof shall not be exercised in any manner that unreasonably interferes with Teryl's rights or operations under this Lease. The TLO shall provide Teryl with prior notice of the TLO's intent to exercise any such reserved rights, the TLO and Teryl shall work cooperatively to identify potential conflicts, and the TLO shall require, as a condition to the exercise by any permittee, Teryl, or grantee of the TLO of any of the TLO's reserved rights, such stipulations as appear necessary to avoid unreasonable interference with Teryl's enjoyment of this Lease or endangerment of Teryl's operations. The exercise of any of the TLO's reserved rights shall be subject to the consent of Teryl, which consent shall not be unreasonably withheld. If at anytime the exercise of any of the TLO's reserved rights must cease or a change must be made in the manner or place of such exercise in order to avoid unreasonable interference with Teryl's enjoyment of this Lease or endangerment of Teryl's operations, such cessation or change shall occur at no cost to Teryl.

5. Term.

Unless sooner terminated pursuant to the terms of this Lease or extended per Paragraph 7(a), this Lease shall remain in effect for three (3) years from the Effective Date. It may be extended for two (2) extensions of three (3) years each upon timely written request for extension given by Teryl and written acceptance thereof given by the TLO. Acceptance will not be unreasonably denied provided Teryl is in compliance with the terms of this Lease. It shall continue in effect for so long thereafter as Commercial Production of Minerals from the Leased Area continues. If Teryl desires to secure an extension, it shall so notify the TLO not less than ninety (90) days prior to the date this Lease would otherwise expire.

6. Work Commitment.

In order to keep this Lease in full force and effect, Teryl must incur the following Work Expenditures for or during each of the following Lease Years:

a) Lease Years 1-3: $10 per acre per year
b) Lease Years 4-6: $20 per acre per year
c) Lease Years 7-9: $30 per acre per year

If the Lease is extended beyond Year 9 (as provided for in Paragraph 7), further work commitment requirements will be negotiated.

The requirement for incurring annual exploration and/or development expenditures will terminate once commercial production is achieved.

If Teryl incurs Work Expenditures in excess of the amount required for any Lease Year, the excess shall be carried forward and applied against future Work Expenditure requirements arising under this Paragraph 6. Within 90 days after the end of each Lease Year, Teryl shall deliver an itemized report to The TLO detailing the amount of Work Expenditures incurred by Teryl hereunder during said Lease Year. If Teryl fails to incur Work Expenditures in a timely manner in the amount required for any Lease Year, Teryl may deliver to the TLO, simultaneously with the itemized report which establishes that Teryl so failed or within fifteen (15) days after it is later established that Teryl so failed, a payment equal to the difference between the amount of Work Expenditures required to have been incurred in order to keep this Lease in full force and effect and the amount of Work Expenditures actually incurred. If such payment is timely made, Teryl shall be deemed to have satisfied the particular Work Expenditure requirement for which such payment was made and this Lease shall continue in full force and effect; if such payment is not timely made, this Lease shall terminate effective the day after such payment was due.

7. Advance Royalty; Production Royalty.

a) Advance Royalty. Unless and until this Lease expires or is sooner terminated, and commencing on the date of execution of the Lease, Teryl shall pay to the TLO on or before the first day of each Lease Year during the term of this Lease an advance royalty payment in accordance with the following schedule:

i) Lease Years 1-3: $5 per acre per year
ii) Lease Years 4-6: $15 per acre per year
iii) Lease Years 7-9: $25 per acre per year

The obligation of Teryl to make the Advance Minimum Royalty (AMR) payments shall cease upon the earlier of (i) the commencement of production royalty payments or (ii) the termination of expiration of the Lease.

In the event that commercial production begins but is later suspended, Teryl may extend the Lease by paying 50% of the previous year's production royalty, or the AMR in effect at the time production began (adjusted by the CPI index), whichever is greater.

In the event that production is not occurring by the end of the third term, the Lease may be extended by paying a flat annual fee of 125% of the last rate paid for Advanced Minimum Royalties, unless Teryl is not diligently pursuing development of the Lease, in which case the Lease can be terminated at the TLO's discretion. The fee will be credited against future royalty payments.

b) Production Royalty.

1) The TLO hereby reserves, and Teryl shall pay to the TLO (except as provided in Paragraph 7(a) hereof), a royalty on all Minerals produced, saved, removed, and sold from the Leased Area equal to the percentage of Net Smelter Returns (NSR) applicable to said Minerals determined in accordance with the following:

Price of Gold(per ounce)	Production Royalty
Below $300.00	2.5%
$300.01 - 350.00	3.0%
$350.01 - 400.00	3.5%
$400.01 - 450.00	4.0%
$450.01 - 500.00	4.5%
Above $500.00	5.0%

2) For so long as this Agreement remains in effect, Teryl agrees to pay to the TLO a one percent (1%) Net Smelter Return (NSR) royalty on gold and silver production from Teryl's West Ridge mining claims which occupy lands adjacent to the Mental Health Trust lands leased under this Agreement. The West Ridge claims are described in Attachment D to this Agreement. The TLO agrees to grant Teryl a first right of refusal to purchase the 1% NSR in the event that the TLO decides to sell or otherwise convey this NSR interest.

c) Commingling. Teryl may commingle ores or products from the Leased Area with ores or products from other properties, either before or after concentration or beneficiation, so long as Teryl ensures that adequate surveys of those portions of the Leased Area to be mined and those portions of other areas to be mined have been completed and that reasonable and sound mining and metallurgical practices and procedures are adopted and employed by Teryl for weighing, determining moisture content, sampling, assaying, and determining recovery factors for the ores or products to be commingled. Teryl shall keep and make available to the TLO at all reasonable times accurate records (including surveys) of the foregoing, including but not limited to (a) the actual locations mined, (b) the tonnage or volume of ores or products from the Leased Area to be commingled, (c) the tonnage or volume of ores or products from the other properties to be

commingled, and (d) the analyses made thereof. Such information shall be used to determine, in accordance with reasonable and sound mining and metallurgical practices and procedures, the quantity of Minerals produced, saved, removed, and sold from the Leased Area and thus to determine the production royalty to be paid to The TLO hereunder.

d) Accrual; Payment. The obligation to pay production royalty pursuant to Paragraph 7(b) hereof accrues upon the removal from the Leased Area of Minerals (or ores or products containing Minerals). Net Smelter Returns shall be calculated for each calendar month in which any Net Smelter Returns are realized, and such royalty as may be due thereon shall be paid within thirty (30) days following the end of the calendar month in which the Net Smelter Returns are realized. Such payments shall be accompanied by a statement summarizing the computation of Net Smelter Returns and any deductions made by Teryl to recover any unrecovered advance royalty payments made to The TLO pursuant to Paragraph 7(a) hereof. All production royalty payments shall be made as required by Paragraph 9 hereof. Monthly production royalty payments will be provisional and subject to adjustment at the end of Teryl's accounting year. If no written objection is made by The TLO to the correctness of a production royalty payment or its accompanying statement within three years from the date of such payment, such statement shall be deemed conclusively to be correct and such payment sufficient and complete, and no exception or claim for adjustment shall thereafter be permitted.

e) Duty To Market. Teryl shall market in a reasonable and timely manner all Minerals produced and saved from the Leased Area.

f) No Exploration Credit. The provisions of AS 27.30.010 do not apply to Trust land. Therefore, Teryl shall not be entitled to apply exploration credits as described in this statute.

g) Trading Activities. Teryl shall have the right to engage in Trading Activities. The TLO acknowledges that the proceeds of Trading Activities shall not be considered part of or included in the amounts paid to or received by (or deemed to be paid to or received by) Teryl for Minerals for purposes of determining Net Smelter Returns, and that the TLO shall be neither entitled to participate in the proceeds nor obligated to share in any losses generated by any Trading Activities.

8. <u>Records.</u>

a) Teryl shall keep all records necessary for calculation of production royalty payments for a period of three years and shall, upon receipt of written request from the TLO, make available copies of those records for inspection and copying at a convenient location.

b) The TLO will keep information submitted to the TLO under this Paragraph 8 confidential in accordance with 11 AAC 99.120.

9. Payments.

All payments due hereunder shall be made payable to the Mental Health Trust Land Office or as otherwise directed by the TLO, shall refer to this Lease by the MHT number which appears on the first page hereof, and unless otherwise specified shall be tendered either to the TLO at the following address:

Mental Health Trust Land Office
Dept. of Natural Resources
550 West 7th Avenue, Suite 1430
Anchorage, Alaska 99501

or, upon at least sixty (60) days advance written notice to Teryl, to any depository designated by TLO.

10. Conduct of Operations.

Teryl shall perform all activities under this Lease in a lawful, prudent, and miner-like manner under and in conformance with a Plan of Operations, a Reclamation Plan (if required by law), and such other permits and authorizations as may be required by federal, state, or local law.

Teryl will submit to the TLO a true copy of each application filed by it for any Reclamation Plan, permit, or other authorization relating to the Leased Area, of any supplement thereto, and of each decision approving, disapproving, or otherwise relating to any such application.

Teryl shall notify the TLO of Teryl's receipt of any notices of violation or similar notices received in connection with its activities hereunder, shall carry out at Teryl's expense all lawful orders and requirements of any governmental authority respecting Teryl's activities hereunder, and shall notify the TLO in writing of the measures being taken by Teryl to dispute, remedy, or otherwise resolve the matters raised thereby. If Teryl shall fail to resolve any such notice of violation or other similar notice or to carry out any such lawful order or requirement, the TLO shall have the right, together with any other available legal recourse (including those available under Paragraph 17 hereof in case of default), to enter the Leased Area for the purpose of satisfying (at Teryl's expense) Teryl's obligations under this Paragraph 10 and taking (at Teryl's expense) such other actions as may necessary to remedy or prevent additional damage to or waste of the Leased Area.

11. Plan of Operations.

Before Teryl may undertake any activities under this Lease, and by April 1 of each Lease Year thereafter, a Plan of Operations that describes the activities to be conducted in the

upcoming operating season must be submitted to and approved by the TLO. Approval by the TLO of a proposed Plan of Operations will not be unreasonably withheld, nor will it be construed to have satisfied any regulatory or other requirements that may be associated with the proposed operations. At the TLO's discretion, a Plan of Operations may be developed and approved in conjunction with a plan of operations submitted to and approved by the State of Alaska Department of Natural Resources pursuant to 11 AAC 86.800.

12. The TLO's Warranties.

The TLO hereby represents and warrants that, as of the Effective Date, title to the Leased Area is free and clear of any interests arising by, through, or under the TLO since designation of the Leased Area as Mental Health Trust Lands on June 24, 1994, pursuant to 1994 FSSLA ch. 5 as amended by 1994 SSSLA ch. 1. The TLO hereby expressly disclaims (i) any other representations or warranties respecting title to the Leased Area, (ii) any representations or warranties respecting the existence or availability of legal or practical access to the Leased Area, and (iii) any representations or warranties respecting the condition of the Leased Area or the suitability of the Leased Area for any particular purpose.

13. Teryl's Warranties.

Teryl represents and warrants, as of the Effective Date, all of the following:

a) Teryl has the capacity to enter into and perform all of its obligations under this Lease and all transactions contemplated herein, and all corporate and other actions required to authorize Teryl to enter into and perform hereunder have been properly taken;

b) Teryl will not violate any law or regulation applicable to it or breach any other agreement to which it is a party by entering into or performing under the terms of this Lease; and

c) This Lease has been properly authorized and duly executed and delivered by Teryl and is valid and binding upon Teryl in accordance with the terms hereof, including Teryl's representations and warranties as set forth herein.

14. Inspection; Reporting; Teryl's Obligation of Confidentiality.

a) At all reasonable times Teryl shall keep available for inspection (i) the Leased Area, (ii) improvements and fixtures on the Leased Area, and (iii) all reports and records required by law or by Paragraph 8 hereof.

b) Teryl shall keep the TLO orally apprised of when field operations are taking place and shall provide the TLO with reasonable opportunities to observe field operations.

c) Teryl hereby agrees to meet with the TLO at the TLO's office in Anchorage at least once during each Lease Year commencing with the third Lease Year hereunder to provide the TLO with an opportunity to discuss with Teryl such matters of interest or concern to the TLO relating to Teryl's operations under this Lease.

d) By March 1 of each Lease Year, and within two months after the expiration or termination of this Lease, Teryl shall deliver to the TLO the following:

(1) a report describing the location, nature, extent, and results of operations conducted by Teryl during the previous operating season on or for the benefit of the Leased Area;

(2) copies of all of the Information generated or obtained by Teryl during said Lease Year respecting the Leased Area;

provided, however, that Teryl shall not be obligated to provide any information respecting any proprietary or confidential interpretive methods; and provided further, however, that Teryl makes no representations respecting, and shall have no liability for, any Information provided hereunder or for any reliance thereon by the TLO or its successors and transferees. The TLO will keep information submitted to the TLO under this Paragraph 14 confidential in accordance with 11 AAC 99.120.

e) As long as this Lease remains in effect, no data pertaining to the Leased Lands shall be divulged or made available to persons who are not parties hereto without the written consent of both parties. It is agreed that data may be divulged or made available to a party's data processor, reproduction comany, interpretive consultants, and other persons providing necessory services chosen by a party subject to such persons' agreeing to be bound by a confidentiality agreement. The foregoing restrictions shall not apply to a disclosure by either party or its corporate affiliate(s) in which it shall have a twenty percent (20%) or more ownership or control or to third parties as may be necessary or desirable for purposes of effecting a merger, buyout, sale of assets, loan transaction, lease, joint bidding agreement, farm-out, or joint venture. However, prior to either party's release of the data to any third party, written notice must be given to the other party hereto and such third party must agree in writing to be bound by a confidentiality agreement. In this event, a copy of the confidentiality agreement evidencing such commitment shall be delivered to the party receiving the notice within seven (7) days after receipt of such notice.

f) In the event that this Lease is terminated, expires, or is not renewed by Teryl, Teryl agrees that no data pertaining to the Leased Lands will be divulged or made available to anyone without the written permission of the the TLO, which permission may be withheld at the TLO's discretion. Upon termination of the Lease, any data submitted or due to the TLO pursuant to this Lease becomes the property of the TLO and may be used at the TLO's discretion.

g) Teryl acknowledges that the data to be provided to the TLO is a special asset of the TLO. In the event that Teryl fails to deliver the data as required by this Lease or allows or suffers any unauthorized disclosure of the data, such breach shall result in an immediate breach of the Lease. The TLO may not have an adequate remedy at law for such a breach and therefore, in addition to any other remedy at law or equity that it may have, the TLO shall be entitled to injunctive relief to enforce the provisions hereof and Teryl's bond shall be forfeited.

15. **Transfer; Binding Effect.**

(a) This provision applies to any transfer of any interest under this Lease. For the purposes of this provision, a "Transfer" includes, but is not limited to, (1) assignment of any right under this Lease, (2) delegation of any duty owed by Teryl or any other party under this Lease, (3) substitution of a new party as the Lessee, (4) sublease, (5) mortgage, (6) any change in interest as a result of bankruptcy, or (7) if the Lessee is an entity such as a corporation, partnership, or limited liability company rather than a natural person, any change in the actual control of the entity through ownership or contractual relationship, including, for example but not by way of limitation, the sale, pledge or other disposition of a controlling interest in stock or partnership units.

(b) Teryl shall not voluntarily or by operation of law Transfer or encumber all or any part of Teryl's interest in this Lease except in strict compliance with this Paragraph 15. Any attempted Transfer without such compliance shall be void, and shall constitute a breach of this Lease.

(c) Teryl may Transfer any interest in or rights under this Lease, only upon the prior written approval of the TLO which shall only be granted if the TLO determines within its sole discretion and under applicable law that such Transfer is in the best interest of the Trust as determined under a Trust Benefit analysis and that the proposed transferee is qualified as determined under applicable regulations and as defined below.

(d) A Qualified Transferee is any person or entity, including a corporate successor of Teryl, whose net worth on the date of assignment is equal to or greater than Teryl's net worth at the commencement of this Lease or who can otherwise demonstrate to the TLO, in the TLO's exercise of prudent business judgement, that he or it is financially capable of meeting Teryl's obligations under this Lease. Net worth shall mean the amount by which the total of all assets of the person or entity exceeds the total of all his or its liabilities as determined by an independent, certified public accountant, in accordance with generally accepted accounting principles.

(e) In order to effect a proposed Transfer of interest, Teryl shall submit a written request to the TLO at least 30 days in advance of the proposed Transfer date. This request shall include appropriate documentation sufficient in detail to describe the proposed Transfer, including disclosure of the full consideration to be received by Teryl from the proposed Transfer.

(f) In the event that approval of a Transfer is granted by the TLO, and unless otherwise agreed, Teryl shall pay either (a) a transfer fee equal to a percentage of the full consideration (if the net present value can be determined) received by Teryl from the transferee, or (b) some other amount that the parties agree is appropriate, if the net present value in (a) cannot be determined. The percentage amount in (a) shall be the same as the royalty percentage agreed to in Paragraph 7(b).

(g) In the event of a Transfer that substitutes a new lessee for the transferor Teryl, unless otherwise provided by the TLO in approving the Transfer, the transferor will have no continuing liability to the TLO with respect to any obligation that is imposed by the Lease after the effective date of the Transfer or that is based on an act or omission of the new lessee occurring after the effective date of the Transfer. In the case of any other Transfer, the transferor and the transferee will have joint liability to the TLO for all obligations arising under or associated with the Lease regardless of when they arise or the identity of the party whose conduct gives rise to them.

(h) In connection with Transfers proposed to be made to persons which the TLO must determine to be "qualified", the transferor shall reimburse the TLO for up to $ 5,000 in out-of-pocket costs incurred by the TLO in making the required determination.

16. Voluntary Surrender.

Teryl may at any time surrender all or part of the Leased Area by providing to the TLO a recordable instrument effecting the same not less than ninety (90) days prior to the end of the Lease Year; provided, however, that partial surrender of any portion of the Leased Area may not unduly affect the manageability of either the remaining Leased Area or the surrendered portion (compared to the manageability of such portions on the Effective Date). Upon receipt by the TLO of a recordable instrument effecting a surrender of all of the Leased Area, or upon receipt and acceptance by the TLO of a recordable instrument effecting a surrender of part of the Leased Area, all rights, obligations, and liabilities of Teryl under this Lease with respect to the surrendered portion of the Leased Area shall cease except for rights, obligations, and liabilities that accrued prior to such surrender and except as provided by Paragraph 18 hereof.

17. Default and Termination.

a) The failure of Teryl to timely abide by any provisions of this Lease or to timely perform any obligation under this Lease shall constitute a default. If the TLO believes that a default has occurred, it shall deliver written notice thereof to Teryl. If Teryl thereafter fails to commence to cure the default within 30 days of notice, or within 48 hours in the case of obligations which the TLO or an authorized regulatory agency has declared to be of an emergency nature, or does not continue to cure the default diligently and within a reasonable period of time, the TLO in its discretion may terminate this Lease or order suspension of activities on the Leased Area until compliance is achieved and may take such other actions as may be authorized by law, all by delivering written notice thereof to Teryl. Failure of the TLO to strictly enforce at any time any of the provisions of this Lease shall not be construed to be a waiver or affect the right of the TLO to thereafter strictly enforce such provisions.

b) If Teryl in good faith disputes (i) that a default has occurred, (ii) that a default is not being cured diligently or is continuing, or (iii) that a particular action taken by the TLO in response to an alleged default is authorized by this Lease or by law, Teryl shall deliver a written notice to that effect (setting forth the evidence and arguments of law upon which Teryl bases its position) within 20 days after Teryl's receipt of written notice of the same from the TLO. The delivery of any such notice by Teryl shall constitute a request for reconsideration by the TLO of the particular decision, determination, or action of the TLO. The TLO shall have 20 days following receipt of any such notice from Teryl in which to reconsider its prior decision, determination, or action. If the TLO grants reconsideration within said 20-day period, it shall issue such orders regarding the submission of additional evidence and argument as appear necessary and thereafter shall proceed to reconsider the matter. If the TLO denies reconsideration of its prior decision, determination, or action within said 20-day period, such denial shall constitute the final agency action of the TLO as contemplated by 11 AAC 99.060(a). If the TLO fails to grant reconsideration of its prior decision, determination, or action within said 20-day period, such failure shall constitute a denial of such request for reconsideration, which denial shall constitute the final agency action of the TLO as contemplated by 11 AAC 99.060(a). Following any such actual or deemed denial of any request for reconsideration, Teryl may appeal the matter to the Superior Court for the State of Alaska.

c) Upon effective termination of this Lease for any reason, all rights, obligations, and liabilities of Teryl under this Lease shall cease except for rights, obligations, and liabilities that accrued prior to such termination and except as provided by Paragraph 18 hereof, and the TLO may (notwithstanding any bond issued pursuant to Paragraph 21 hereof) take possession of the Leased Area subject, however, to the provisions of Paragraph 18 hereof.

18. Rights and Obligations Upon Termination.

Within one year after either the partial or complete surrender or termination of this Lease or the completion of all required reclamation activities on the surrendered or terminated portion of the Leased Area (whichever is later), Teryl shall remove to the extent ordered by the TLO, and otherwise may remove, from the surrendered or terminated portion of the Leased Area all equipment, improvements, and fixtures owned, placed, or suffered to be placed on, in, or under said surrendered or terminated portion of the Leased Area by Teryl. Unless otherwise provided by the TLO, the provisions of this Lease relating to the conduct of operations, Plans of Operations, Reclamation, indemnification, bonding, insurance, and gurarанty shall continue in effect during such removal period. Upon the expiration of such removal period, at the option of the TLO, any equipment, improvements, and fixtures which Teryl has not removed from the surrendered or terminated portion of the Leased Area shall either be removed by the TLO at Teryl's expense within one year or shall become the property of the TLO.

19. Reclamation.

Teryl shall timely perform all required reclamation and deliver up the Leased Area or surrendered portion thereof in good condition with all required reclamation timely performed in accordance with the Plan of Operations, any approved Reclamation Plan, and any other regulatory requirements.

20. Indemnification.

Teryl shall indemnify, defend, and hold harmless the State of Alaska, the Trust Authority, and the TLO from and against any and all damages, losses, claims, demands, or liabilities arising out of or resulting in any way from the operations of Teryl under this Lease, except to the extent that any such damage, loss, claim, demand, or liability is a result of the sole negligence or willful misconduct of the State of Alaska, the Trust Authority, or the TLO. Without limiting the survival of any other promises made in this Lease, the parties hereby agree that the promise contained in this Paragraph 20 shall survive the expiration or termination of this Lease.

21. Bonds.

In order to secure return of the Leased Area in good condition, Teryl shall furnish a bond or evidence of an existing bond in an amount determined as set forth in Schedule 2 attached hereto and shall maintain such bond in effect at all times during the term of this Lease and for such time thereafter as the TLO may require pursuant to Paragraph 18 hereof. In lieu of the bond required under the preceding sentence Teryl may, with the TLO's written approval, furnish and maintain a statewide bond, in accordance with any applicable regulations.

22. Insurance.

Without limiting Teryl's indemnification, Teryl shall purchase, at its own expense, and maintain in force at all times during the term of this Lease and for such time thereafter as the

TLO may require pursuant to Paragraph 18 hereof, the policies of insurance specified in Schedule 3 attached hereto. Where specific limits are shown, it is understood that they shall be the minimum acceptable limits. If Teryl's policy contains higher limits, the TLO shall be entitled to coverage to the extent of such higher limits. Certificates of insurance evidencing the foregoing coverages must be furnished to the TLO upon execution of this Lease. Each policy of insurance maintained pursuant to this Paragraph 22 shall include, by endorsement, the following cancellation or change clause:

> This insurance will not be cancelled, non-renewed, or mutually altered, nor shall any change be made in the policy which changes, restricts, or reduces the insurance provided or changes the name of any "Insured" or any "Additional Insured" without first giving 30 days' written notice to [the TLO].

The TLO shall be listed as an "Additional Insured" on all policies of insurance maintained pursuant to this Paragraph 22. Each policy of insurance maintained pursuant to this Paragraph 22 also shall include, by endorsement, a waiver of subrogation in favor of the TLO and the following cross liability clause or another cross liability or severability of intent clause acceptable to the TLO:

> In the event of bodily injury or damage to property belonging to any one or more Insured or Additional Insured parties for which another Insured or Additional Insured is or may be liable, then this policy shall cover such Insured or Additional Insured against whom the claim is made or may be made in the same manner as if separate policies had been issued to each Insured and Additional Insured.

The obligations to maintain in effect during the term of this Lease the policies of insurance required to be maintained pursuant to this Paragraph 22 and to furnish satisfactory certificates of insurance therefor are material obligations of this Lease. The TLO reserves the right to modify the requirements of this paragraph depending on the proposed activities on the Leased Area.

23. Guaranty.

N/A

24. Force Majeure.

If Teryl is prevented by an event of Force Majeure from the exercise of any of its rights hereunder or from the timely performance of any of its obligations hereunder, the time for the exercise of such rights or for the performance of such obligations, together with the term of this Lease, shall be extended for a period equal to the duration of the event of Force Majeure. Teryl shall promptly notify the TLO of the existence or occurrence of any event of Force Majeure, shall use reasonable diligence under the circumstances to alleviate, overcome, or bring about the cessation of an event of Force Majeure, and shall promptly notify the TLO when such event of Force Majeure has ended. Notwithstanding the foregoing, (a) Teryl shall not be required to challenge (by protest, petition, appeal, or any other means) or to consent to any actions or

inactions of any federal, state, or local governmental authority or court, or of any officer or official acting under color of governmental authority, or to settle any strikes, lockouts, and other labor disputes (actions with respect to all of which shall be within Teryl's sole discretion), and (b) nothing herein shall excuse any failure by Teryl or extend the time for performance by Teryl to make timely advance royalty payments and production royalty payments under Paragraph 7 hereof, or Teryl's obligations to make timely payments of taxes or insurance premiums.

25. General.

a) Notice.

i) Authorized Representatives. The Executive Director of the Mental Health Trust Land Office, Department of Natural Resources, State of Alaska, or such other person as the Executive Director may designate in a written notice to the TLO, and the individual executing this Lease on behalf of Teryl, or such other person as Teryl may designate in a written notice to the TLO, shall be the authorized representatives of their respective principals for the purposes of administering this Lease. In addition, if Teryl's authorized representative is not resident in Alaska when activities are being conducted on the Leased Area under a Plan of Operations or Reclamation Plan, Teryl shall designate by name, job title, address, and telephone, an authorized representative who will be present in Alaska during the conduct of such activities. Either party may from time to time change the authorized representative or the address to which notices to that representative are to be sent by delivering a written notice to that effect to the other party.

ii) Delivery of Notices. Any notice required or permitted under this Lease must be in writing and must be given personally or by registered or certified mail, return receipt requested, or by facsimile transmission producing a permanent record addressed as follows:

To the TLO:

Alaska Department of Natural Resources
Mental Health Trust Land Office
Attention: Executive Director
550 West 7th Avenue, Suite 1430
Anchorage, Alaska 99501
Phone: (907) 269-8658
Facsimile: 907-269-8905

To Teryl:

Teryl Resources Corporation
Attn: John Robertson
1103-11871 Horseshoe Way
Richmond, British Columbia V7A5H5
Phone: (604) 278-5996
Facsimile: 604-278-3409

iii) Any notice given in an authorized manner described above shall be effective when received by the authorized representative.

b) **Entire Agreement.** This Lease embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof.

c) **Modification of Agreement.** This Lease may be modified or amended only by a document in writing executed by all the parties hereto.

d) **Waiver.** The failure of any party to this Lease to insist upon the strict performance of any provision of this Lease or to exercise any right, power, or remedy consequent upon a breach thereof or failure thereunder shall not constitute a waiver by said party of any such provision, right, power, remedy, breach, or failure unless the same is given in writing and expressly waives such provision, right, power, remedy, breach, or failure. Any such waiver extends only to the particular provision, right, power, remedy, breach, or failure expressly waived and does not limit the rights, powers, or remedies of the waiving party with respect to any future breach of or failure under the same or any different provision.

e) **Remedies.** Except as otherwise provided in this Lease, the parties hereto shall be entitled to any and all remedies provided by law.

f) **Severability.** If any provision of this Lease or any application thereof shall be invalid or unenforceable, the remainder of this Lease and any other application of such provision shall not be affected thereby.

g) **No Discrimination.** In exercising any rights hereunder neither Teryl nor any of its contractors or subcontractors shall discriminate against any employee or applicant because of race, religion, marital status, change in marital status, pregnancy, parenthood, physical handicap, color sex, age, or national origin as set out in AS 18.80.220.

h) **Interest in Real Property.** It is the intention of the parties that the rights granted to Teryl by this Lease constitute an interest in real property in the Leased Area.

i) **Recording of Short Form.** Upon the execution of this Lease, the TLO and Teryl shall execute and acknowledge a memorandum lease in the form of Attachment B hereto. Teryl shall cause said memorandum lease to be recorded in the Fairbanks Recording District, State of Alaska, and Teryl shall pay any and all required recording fees relating thereto. This Lease shall not be recorded.

j) **Governing Law.** This Lease shall be interpreted, construed, and enforced in accordance with, and otherwise governed in all respects by, the laws of the State of Alaska. This Lease is subject to all applicable federal, state, and local statutes, rules, and ordinances in effect on the Effective Date of this Lease and, to the extent constitutionally permissible and otherwise consistent with AS 38.05.801 and 11 AAC 99, to all such statutes, rules, and ordinances enacted or promulgated after the Effective Date of this Lease. This Lease shall be interpreted and construed in a manner which furthers the purposes of the Alaska Mental Health Trust as defined in 11 AAC 99.990(1). All words and phrases used in this lease are to be interpreted in conformance with AS 01.10.040.

k) **Counterparts.** Multiple originals of this Lease may be executed, each of which shall be deemed an original and all of which, taken together, shall constitute a single agreement.

l) **Further Actions.** The parties hereby agree to take any and all actions and to execute, acknowledge, and deliver any and all documents reasonably necessary to effect the purposes of this Lease.

m) **Paragraph Headings.** The descriptive paragraph headings throughout this Lease are for convenience and reference only, and the words contained therein shall not be used to expand, modify, or amplify the meaning of this Lease or to aid in the interpretation or construction of this Lease.

n) **Venue.** Venue for any appeal from an administrative decision of the TLO relating to this Lease shall be in the Superior Court for the State of Alaska in Anchorage, Alaska. Venue for any other legal action arising under or relating to this Lease shall be in the Superior Court for the State of Alaska in either Fairbanks or Anchorage, Alaska.

IN WITNESS WHEREOF, the parties hereto have executed, delivered, and accepted this Lease. effective as of the Effective Date.

ALASKA MENTAL HEALTH TRUST AUTHORITY

By: [signature]
Executive Director
Mental Health Trust Land Office

TERYL Resources Corporation.

By: [signature]
Title: PRESIDENT

STATE OF ALASKA)
) ss.
THIRD JUDICIAL DISTRICT)

This certifies that on the 15th day of July, 2003, the foregoing instrument was acknowledged before me by Stephen Planchon, Executive Director of the MENTAL HEALTH TRUST LAND OFFICE within the State of Alaska Department of Natural Resources, on behalf of said office acting pursuant to AS 37.14.009(a)(2) and AS 38.05.801 on its own behalf and for the ALASKA MENTAL HEALTH TRUST AUTHORITY.

VICTOR APPOLLONI NOTARY PUBLIC STATE OF ALASKA My Commission Expires Mar. 08, 2006

[signature]
Notary Public for the State of Alaska
My commission expires 3/08/06

PROVINCE OF BRITISH COLUMBIA
)

This certifies that on the 26 day of JUNE, 2003, the foregoing instrument was acknowledged before me by JOHN ROBERTSON, PRESIDENT of Teryl Resources Corporation., a Canadian corporation, on behalf of said corporation.

[signature]
Notary Public for the ~~State of~~ PROVINCE OF BRITISH COLUMBIA
My commission expires AT THE PLEASURE OF HER MAJESTY THE QUEEN

DOUGLAS B. GRAVES,
Barrister & Solicitor
#317 - 8055 Anderson Road,
Richmond, B.C. V6Y 1S2
278-0089

LIST OF ATTACHMENTS AND SCHEDULES

Attachment A: Description of Leased Area
Attachment B: Map of Leased Area
Attachment C: Memorandum of Lease
Attachment D: List of West Ridge Claims

Schedule 1:	Site-Specific Operating Stipulations
Schedule 2:	Bond Requirements
Schedule 3:	Insurance Requirements

ATTACHMENT A

MHT 9400216

Description of Leased Area

Fairbanks Recording District, State of Alaska:

Township 2 North, Range 1 East, Fairbanks Meridian

Section 5: That portion of the S ½ of the NW ¼ lying south of U. S. Mineral Survey's 1662, 2029, and 2176.

Section 6: The N ½ of the S ½; and that portion of the N ½ lying south and west of U. S. Mineral Survey's 2035 and 2176

Section 7: Government Lot 2, the SE ¼ of the NW ¼ and the NE ¼ of the SE ¼

containing a total of approximately 480 acres more or less,

According to the survey map examined and approved by the U. S. Surveyor General's office in Juneau, Alaska on February 28, 1914.

Attachment B- MHT 9400216



F003N001W
F003N001E
F002N001E
F002N001W
20
21
22
23
24
SCALE 1 : 38,597
2,000
0
2,000
4,000
6,000
FEET
N

ATTACHMENT C

Memorandum Lease

[to be drafted after Lease is finalized] [will incorporate Lease; will recite all relevant grants, reservations, and term; will NOT recite financial terms]

ATTACHMENT D - MHT 9400216

WEST RIDGE CLAIMS
STATE OF ALASKA MINING CLAIMS

All claims located in the Fairbanks Recording District, Alaska

No.	Claim Name	Acreage	Township	Range	Sec	Meridian	ADL#
1	West Ridge 4641	40	2N	1E	7	Fairbanks	340081
2	West Ridge 4642	40	2N	1E	7	Fairbanks	340082
3	West Ridge 4643	40	2N	1E	8	Fairbanks	340083
4	West Ridge 4644	40	2N	1E	8	Fairbanks	340084
5	West Ridge 4741	40	2N	1E	7	Fairbanks	340085
6	West Ridge 4743	40	2N	1E	8	Fairbanks	340087
7	West Ridge 4744	40	2N	1E	8	Fairbanks	340088
8	West Ridge 4841	40	2N	1E	7	Fairbanks	340093
9	West Ridge 4842	40	2N	1E	7	Fairbanks	340094
10	West Ridge 4843	40	2N	1E	8	Fairbanks	340095
11	West Ridge 4844	40	2N	1E	8	Fairbanks	340096
12	West Ridge 4845	40	2N	1E	8	Fairbanks	340097
13	West Ridge 4846	40	2N	1E	8	Fairbanks	340098
14	West Ridge 4847	40	2N	1E	9	Fairbanks	340099
15	West Ridge 4848	40	2N	1E	9	Fairbanks	340100
16	West Ridge 4849	40	2N	1E	9	Fairbanks	340101
17	West Ridge 5041	40	2N	1E	6	Fairbanks	340113
18	West Ridge 5042	40	2N	1E	6	Fairbanks	340114
19	West Ridge 5043	40	2N	1E	5	Fairbanks	340115
20	West Ridge 5044	40	2N	1E	5	Fairbanks	340116
21	West Ridge 5045	40	2N	1E	5	Fairbanks	340117
22	West Ridge 5048	40	2N	1E	4	Fairbanks	340120
23	West Ridge 5049	40	2N	1E	4	Fairbanks	340121
24	West Ridge 5050	40	2N	1E	4	Fairbanks	340122
25	West Ridge 5039	40	2N	1E	6	Fairbanks	347662
26	West Ridge 5040	40	2N	1E	6	Fairbanks	347663
27	West Ridge 4649	40	2N	1E	9	Fairbanks	347926
28	West Ridge 4651	40	2N	1E	10	Fairbanks	347927
29	West Ridge 4652	40	2N	1E	10	Fairbanks	347928
30	West Ridge 4653	40	2N	1E	10	Fairbanks	347929
31	West Ridge 4749	40	2N	1E	9	Fairbanks	347930
32	West Ridge 4751	40	2N	1E	10	Fairbanks	347931
33	West Ridge 4752	40	2N	1E	10	Fairbanks	347932

No.	Claim Name	Acreage	Township	Range	Sec	Meridian	ADL#
34	West Ridge 4640	40	2N	1E	7	Fairbanks	347933
35	West Ridge 4740	40	2N	1E	7	Fairbanks	347934
36	West Ridge 5051	40	2N	1E	3	Fairbanks	347935
37	West Ridge 5151	40	2N	1E	3	Fairbanks	347936
38	West Ridge 4939	40	2N	1E	7	Fairbanks	347937
39	West Ridge 4940	40	2N	1E	7	Fairbanks	347938
40	West Ridge 4941	40	2N	1E	7	Fairbanks	347939
41	West Ridge 4942	40	2N	1E	7	Fairbanks	347940
42	West Ridge 4943	40	2N	1E	8	Fairbanks	347941
43	West Ridge 4944	40	2N	1E	8	Fairbanks	347942
44	West Ridge 4945	40	2N	1E	8	Fairbanks	347943
45	West Ridge 4946	40	2N	1E	8	Fairbanks	347944
46	West Ridge 4947	40	2N	1E	9	Fairbanks	347945
47	West Ridge 4948	40	2N	1E	9	Fairbanks	347946
48	West Ridge 4949	40	2N	1E	9	Fairbanks	347947

SCHEDULE 1

Site-Specific Operating Stipulations

NONE

SCHEDULE 2

Bond Requirements

Teryl shall have in place at all times during the term of this Lease a bond that (1) meets the requirements of AS 27.19.010-27.19.100, 11 AAC 97, and the Reclamation Plan, (2) is for an amount, as determined and adjusted from time to time under the Reclamation Plan, equal to the estimated cost of performing all accrued but not yet satisfied obligations under the Reclamation Plan, and (3) secures Teryl's performance of such accrued but not yet satisfied obligations under the Reclamation Plan.

The bond may be in the form of a Certificate of Deposit and shall not be less than $ **$10,000.00** . This amount is subject to adjustment on an annual basis, as noted above, depending on the level of activity proposed in each year of the Lease.

SCHEDULE 3

Minimum Insurance Requirements

Coverage	Limits
Workers' Compensation ("WC") and **Employers' Liaiblity** ("EL") Insurance, with broad form "all states" endorsement:	WC: Statutory Limits EL: $500,000 per occurrence
Business Automobile Liability Insurance, including all owned, non-owned, and hired vehicles utilized in connection with this Agreement:	
Commercial General Liability Insurance on an occurrence form, including blanket contractual and owner's and contractor's liability:	$1,000,000 for injury or death of any one person in any one accident or occurrence or property damage, including fire damage, with an aggregate coverage of $2,000,000
Excess Liability (covering matters covered by Employers' Liability Insurance, Business Automobile Liability Insurance, and Commercial General Liability Insurance):	